UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)

AEROCENTURY CORP.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

007737109

(CUSIP Number)

ATIF Holdings Limited

Attn: Jun Liu

Room 3803,

Dachong International Centre, 39 Tonggu Road

Nanshan District, Shenzhen, China

+(86) 0755-8695-0818

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

December 24, 2020

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §§ 240.13d-7 for other parties to whom copies are to be sent.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 007737109

1.	Names of Reporting Persons I.R.S. Identification Nos. of above persons (entities only). ATIF Holdings Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3	SEC Use Only
4.	Source of Funds (See Instructions) PF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) N/A
6.	Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially by Owned by Each Reporting Person With	7. Sole Voting Power 0
8. Shared Voting Power 0
9. Sole Dispositive Power 0
10. Shared Dispositive Power 0
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 0
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 0%
14.	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D/A

The following constitutes Amendment No. 1 to the Schedule 13D filed by the undersigned (“Amendment No. 1”). This Amendment No. 1 amends the Schedule 13D as specifically set forth herein. Capitalized terms used herein and not otherwise defined in this Amendment No. 1 have the meanings set forth in the Schedule 13D. This is the final amendment to the Schedule 13D and constitutes an “exit filing” for the Reporting Person.

Item 5. Interest in Securities of the Issuer

Items 5(a)-(c) and (e) of the Schedule 13D are hereby amended and restated in their entirety as follows:

(a)	As of the date hereof, the Reporting Person does not beneficially own any Shares.

(b)	None.

(c)	Information concerning transactions in the Shares effected by the Reporting Person since the filing of Schedule 13D is set forth below. All of the transactions in Shares listed hereto were effected in the open market through various brokerage entities.

Transaction Date	Shares Acquired (Sold)	Average Price Per Share	Description of Transaction
7/6/2020	500	$2.649	Open Market
7/15/2020	(1,000)	$3.291	Open Market
10/21/2020	(60,054)	$3.148	Open Market
10/22/2020	3,500	$2.106	Open Market
10/23/2020	21,780	$2.058	Open Market
10/27/2020	14,855	$2.014	Open Market
10/29/2020	(5,000)	$1.760	Open Market
10/30/2020	200	$1.736	Open Market
11/5/2020	5,400	$1.928	Open Market
11/9/2020	8,200	$2.074	Open Market
11/12/2020	11,627	$1.816	Open Market
12/9/2020	(6,375)	$2.441	Open Market
12/10/2020	3,000	$2.482	Open Market
12/11/2020	(18,000)	$2.494	Open Market
12/14/2020	(29,600)	$2.828	Open Market
12/15/2020	(6,063)	$3.480	Open Market
12/16/2020	2,197	$2.160	Open Market
12/17/2020	2,761	$2.200	Open Market
12/21/2020	(1,000)	$2.413	Open Market
12/22/2020	(5,020)	$2.461	Open Market
12/23/2020	(3,275)	$2.381	Open Market
12/24/2020	(40,000)	$3.401	Open Market

(d)	December 24, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ATIF Holdings Limited
a British Virgin Islands company

By:	/s/ Pishan Chi
Pishan Chi, Chief Executive Officer
Date: December 30, 2020

Attention - Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

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